Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Kenneth C. Barker
Chief Executive Officer and Director
Naturally Advanced Technologies, Inc.
1008 Homer Street, Suite 402
Vancouver, British Columbia, Canada V6B2X1

Re: Naturally Advanced Technologies, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-50367

Dear Mr. Barker:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief